Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

January 15, 2010

VIA EDGAR Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

RE:	The Gabelli Global Gold, Natural Resources & Income Trust Shelf Registration Statement of Form N-2

Ladies and Gentlemen:

Electronically transmitted herewith for filing on behalf of The Gabelli Global Gold, Natural Resources & Income Trust (the "Fund") is the Fund's shelf registration statement on Form N-2 (the "Registration Statement") under the Securities Act of 1933.  Pursuant to Rule 415(a)(6), the Registration Statement, upon effectiveness, is intended to replace the Fund's current shelf registration statement (File No. 333-143009) (the "Current Shelf").

The Fund represents that its Registration Statement is substantially similar to Post-Effective Amendment No. 6, filed April 3, 2009, to the Fund's Current Shelf and that no substantive changes have been made to the disclosure contained in Post-Effective Amendment No. 6 to the Fund's Current Shelf, except certain updating changes (primarily in the Statement of Additional Information), updates to the risk factor concerning covered call options, updates to the dilution tables, updates to certain tax disclosure, updates to certain disclosure relating to the Fund's legal proceedings, updates to include disclosure concerning access to information relating to portfolio holdings, and other minor updates.  In addition, the financial information (including financial statements and pro-forma financial statements and MD&A disclosure) is substantially identical to the financial information contained in the Fund's most recent prospectus supplement to the current shelf, filed on December 17, 2009 (such financial information was simply moved from the most recent prospectus supplement to the current shelf to the base prospectus of the Registration Statement).  As such, the Fund hereby requests expedited review of the Fund's Registration Statement.

If you have any questions or comments or require any additional information in connection with the Fund or the Registration Statement please telephone me at (212) 735-2262 or Rick Prins at 212-735-2790.

Very truly yours,

/s/ Rose Park

Rose Park

Enclosures